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                        R-B RUBBER PRODUCTS, INC.
                           904 EAST 10TH AVENUE
                        MCMINNVILLE, OREGON 97128
                              (503) 472-4691

                       ---------------------------

                    INFORMATION STATEMENT PURSUANT TO
          SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                  AND RULE 14f-1 PROMULGATED THEREUNDER

                       ---------------------------

        NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

        This Information Statement is being mailed on or about April 14, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of R-B Rubber Products, Inc. to holders of record of the Company's common stock, no par value (the "Shares"). Unless otherwise defined herein, capitalized terms used in this Information Statement shall have the meanings ascribed in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Dash Multi-Corp., Inc. ("Dash") to seats on the Company's Board (the "Board"). This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying
Schedule 14D-9.

        Pursuant to the Stock Purchase Agreement, Dash commenced the Offer on April 14, 1999. The Offer is scheduled to expire at 12:00 midnight, Central Daylight Time, on May 12, 1999, unless Dash extends the Offer in accordance with the Stock Purchase Agreement. The Offer is conditioned on a minimum number of the outstanding Shares being tendered for cash pursuant to the Offer such that, upon completion of the Offer, Dash will own at least 70% of the outstanding Shares. The Offer is also subject to certain other conditions summarized in the Schedule 14D-9, and described fully in the Stock Purchase Agreement attached as Exhibit C thereto.
Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, Dash has agreed to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, up to a maximum of 1,567,417 Shares. In the event fewer than the minimum number of Shares are tendered, the Company shall, upon request by Dash, issue additional Shares to Dash at a price of $3.00 per Share. If stockholders tender more than the maximum number of Shares, Dash will purchase the maximum number of Shares from tendering stockholders on a pro rata basis.

        The information contained in this Information Statement concerning Dash and its nominees to serve as directors has been furnished to the Company by Dash. The Company assumes no responsibility for the accuracy or completeness of such information.
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        The Stock Purchase Agreement provides that immediately following the Closing, the Company will be required to make reasonable efforts to permit Dash to designate up to four persons to serve on the Company's Board of Directors (the "Dash Designees"). The Dash Designees will abstain from any action proposed to be taken by the Company to amend or terminate the Stock Purchase Agreement or to waive any action by Dash. Such actions will be effective only with the approval of a majority of the remaining directors. The Company's obligations to appoint the Dash Designees is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

                 INFORMATION WITH RESPECT TO THE COMPANY

        The outstanding voting securities of the Company as of April 8, 1999 consisted of 2,239,167 Shares. Each Share is entitled to one vote. The Company also has reserved 162,500 shares for issuance under outstanding stock options pursuant to its 1995 Stock Option Plan (the "Stock Option Plan"), and an aggregate of 95,000 shares reserved for issuance pursuant to a warrant to Paulson Investment Company, Inc.

                      SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of April 8, 1999, certain information furnished to the Company with respect to the ownership of Shares by (i) each director; (ii) the Chief Executive Officer; (iii) the "Named Executive Officer" (as defined below under "Executive Compensation") other than the Chief Executive Officers; (iv) all persons known by the Company to be beneficial owners of more than 5% of the Shares; and (v) all executive officers and directors as a group.


                                                                    SHARES BENEFICIALLY OWNED<F1>

NAME AND ADDRESS OF BENEFICIAL OWNER                                   SHARES          PERCENT
Ronald L. Bogh<F2>, <F3>                                               601,300          26.9%
Douglas C. Nelson<F2>, <F4>                                            416,000          18.8%
James V. Reimann<F2>, <F5>                                              55,000           2.5%
Edward DeRaeve<F2>, <F6>                                                37,500           1.7%
Kerry K. Brown<F2>, <F6>                                                14,500           <F*>
All directors and executive officers as a group (6 persons)<F7>      1,167,766          51.1%

<F*> Less than 1%.

<F1> Applicable ownership percentage is based on 2,239,167 Shares outstanding as of April 8,

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     1999, together with applicable options for such shareholders.
     Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to the Shares.

<F2> The address for this person is 904 East 10th Avenue, McMinnville,
     Oregon 97128.

<F3> Includes 47,520 Shares held by Mr. Bogh's children for which Mr.
     Bogh has sole voting power pursuant to a voting agreement dated April 15, 1995.

<F4> Includes 9,000 Shares held by Mr. Nelson's wife for which Mr.
     Nelson is deemed to be the beneficial owner, but over which Mr. Nelson disclaims voting and disposition power.

<F5> Includes 2,500 Shares held by Mr. Reimann's wife, 5,000 Shares held by the JVR, Inc., Pension & Profit Sharing Plan and 7,500 Shares subject to options granted pursuant to the Stock Option Plan and exercisable within sixty days of April 8, 1999.

<F6> Includes 7,500 Shares subject to options granted pursuant to the
     Stock Option Plan and exercisable within sixty days of April 8, 1999.

<F7> Includes 54,166 Shares subject to options granted pursuant to the
     Stock Option Plan and exercisable within sixty days of April 8, 1999.

                            CHANGES IN CONTROL

        No change in control of the registrant has occurred as of the date of this filing.

        The Offer is described in the Current Report on Form 8-K filed by the Company with the Commission on April 13, 1999, in the Schedule 14D-1 filed by Dash with the Commission as of April 13, 1999 and the exhibits incorporated therein, and in the Schedule 14D-9 filed by the registrant with the Commission as of April 13, 1999 and the exhibits incorporated therein. The Schedule 14D-9 and the Schedule 14D-1 are collectively referred to herein as the "Regulatory Filings." The Regulatory Filings are being made available to the stockholders of the registrant by mail and are otherwise available on request from the offices of the registrant or Dash.

        If the Tender Offer is consummated as described in the Stock Purchase Agreement and the Regulatory Filings, a change in control of the registrant will occur as described therein. The persons acquiring control; the amount of consideration used by those persons; the basis of control; the percentage of voting securities of the registrant to be acquired by the persons acquiring control; and the identity of the persons from whom control would be assumed, are described in the Regulatory Filings. The source of funds used for the acquisition of control is the cash reserves of Dash.

                     DIRECTORS AND EXECUTIVE OFFICERS

        DASH DESIGNEES

        The Stock Purchase Agreement provides that the following persons have been selected as Dash Designees. The following sets forth certain information with respect to the Dash Designees

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based on information in the Offer to Purchase and otherwise based on information supplied to the Company by Dash, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
     NAME          AGE                      AND FIVE-YEAR EMPLOYMENT HISTORY
Marvin S. Wool     70        Director, Chief Executive Officer and Chairman of the Board of
                             Dash since 1973. Mr. Wool is also a director of Allegiant
                             Bancorp, Inc. Mr. Wool's principal place of business is
                             located at 2500 Adie Road, Maryland Heights, Missouri 63043.

Gregory J. Divis   58        Director of Dash since 1988. Senior Vice President --
                             Subsidiaries of Dash since 1995. Vice President --
                             Subsidiaries of Dash from 1990 to 1995. Mr. Divis' principal place of business is located at 2500 Adie Road, Maryland
                             Heights, Missouri 63043.

Paul Gilson        51        Senior Vice President, Chief Operating Officer and Secretary
                             of the Company since 1996. Secretary and Treasurer of the
                             Company 1995-1996. Vice President of Operations of the Company
                             1990-1995. Mr. Gilson's principal place of business is located at 904 East 10th Avenue, McMinnville, Oregon 97128.


     CURRENT DIRECTORS

     The following table sets forth, as of April 8, 1999, the ages and certain other information with respect to the current directors of the Company.

NAME                    AGE             DIRECTOR
                                         SINCE
Ronald L. Bogh          55                1985

Jerry K. Brown          50                1994

Edward DeRaeve          46                1995

Douglas C. Nelson       60                1988

James V. Reimann        58                1994

     RONALD L. BOGH founded the Company in 1985 and was named President of the Company at that time. He became Chairman of the Board in 1995 and Chief Executive Officer in 1996.
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     JERRY K. BROWN is an attorney and the sole shareholder in the law firm of Jerry K. Brown, P.C., in McMinnville, Oregon. Mr. Brown is a member of the Compensation Committee.

     EDWARD DERAEVE is the owner of D-N-D Electrical in McMinnville, Oregon, which he founded in 1984. Mr. DeRaeve is a member of the Compensation Committee.

     DOUGLAS C. NELSON joined the Company in 1988 as Director,
Executive Vice President -- Finance, and Chief Financial Officer. In May 1996 he was named Vice Chairman of the Board. In January 1998 he was named Vice Chairman of the Board and ceased to be an employee of the Company.

     JAMES V. REIMANN is President of JVR, Inc., a real estate brokerage and development company. He is also Vice President and a real estate broker at Pacific Management, Inc., an Oregon corporation specializing in property management. Mr. Reimann is a member of the Compensation Committee.

     There are no family relationships among any of the Company's officers or directors.

     MEETINGS OF THE BOARD; COMMITTEES

     The Board of Directors held 5 regular and 4 special meetings during the calendar year ended April 8, 1999. The Board has a Compensation Committee consisting of Messrs. Brown, DeRaeve and
Reimann; the Compensation Committee holds regular meetings annually.

                          EXECUTIVE OFFICERS

     The following table identifies the current executive officers of the Company, the positions in which they serve, and the year in which they began serving in their respective capacities. Officers of the Company are elected by the Board at the meeting of the Board of Directors immediately following the annual meeting of the stockholders to hold office until their successors are elected and qualified.

--------------------------------------------------------------------------------------------------
NAME                    AGE                  CURRENT POSITION               POSITION HELD SINCE
--------------------------------------------------------------------------------------------------
Ronald L. Bogh          55          Chairman of the Board, President                1996
                                    and Chief Executive Officer

--------------------------------------------------------------------------------------------------
Paul M. Gilson          51          Senior Vice President,                          1998
                                    Chief Operating Officer and Secretary
--------------------------------------------------------------------------------------------------

    For biographical information of Mr. Bogh, see "Directors," above. For biographical information of Mr. Gilson, see "Dash Nominees," above.

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         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    During 1998 the Company paid a total of $206,947 to a contracting firm owned by Mr. DeRaeve, a Director of the Company, for capital improvements to its plant. The Company also paid $2,255 to Mr. Brown, a Director and an attorney, for legal services he provided to the Company.


     To the best knowledge and belief of the Company all related party transactions were conducted at arms' length rates and conditions.

       SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires that the Company's executive officers and directors, and persons owning more than ten percent of any class of the Company's registered securities file reports of ownership and changes in ownership with the Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, for the fiscal year ended December 31, 1998, all executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements except for the following: Mr. Doug Nelson, a Director of the Company, failed to timely file two reports on Form 4, Statement of Changes in Beneficial Ownership, relating to the sale of shares, and Mr. Bogh, an officer and Director of the Company and Mr. Reimann, a Director of the Company each failed to timely file one report on Form 4, Statement of Changes in Beneficial Ownership, relating to the sale of shares.

                        EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table provides certain summary information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer and other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for fiscal years 1998, 1997 and 1996.

                                    SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION

                                                                                          STOCK
                                                                     OTHER ANNUAL        OPTIONS        ALL OTHER
NAME                            YEAR        SALARY        BONUS      COMPENSATION        GRANTED      COMPENSATION
Ronald L. Bogh<F1>              1998       $140,184                                                       2,008

                                1997        140,184                                                       6,378

                                1996        140,184                                                       6,961
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
        <F1> Amounts include Company-paid premiums on a life insurance policy benefiting Mr. Bogh.

        <F2> No other individuals earned more than $100,000 in 1998, 1997 or 1996.


        STOCK OPTIONS

        There were no stock options granted under the Company's 1995 Stock Option Plan during 1998 to the Named Executive Officer. The Named
Executive Officer did not exercise any stock options during 1998, nor does he hold any stock options at December 31, 1998.

              EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

        TERMINATION AGREEMENT

        In January 1998, the Company signed a Non-Competition, Price Guaranty and Release Agreement (the "Guaranty and Release Agreement") with Mr. Doug Nelson, the Company's former Chief Financial Officer. Mr. Nelson remains on the Board of Directors. Pursuant to the Guaranty and Release Agreement, the Company is required to pay Mr. Nelson an amount equal to the difference between the gross selling price per share of the Company's Common Stock for up to 2,000 shares per month and $4.00 per share for each share sold at less than $4.00 per share. The maximum amount that the Company is obligated to pay Mr. Nelson is $59,000 in any given calendar year. As of December 31, 1998, Mr. Nelson held 420,000 shares of the Company's Common Stock. During 1998, Mr. Nelson sold 21,000 shares of the Company's common Stock and the Company paid Mr. Nelson a total of $10,875 during 1998 under the Guaranty and Release Agreement. The Guaranty and Release Agreement was amended to allow Mr. Nelson to sell an additional 3,000 shares thereunder during 1999. The maximum amount to be paid to Mr. Nelson under the Guaranty and Release Agreement in 1999 remains at $59,000.

        The Company has no other employment contracts or termination agreements with any of its executive officers.

        In the event of a change in control of the Company, unless otherwise determined by the Board of Directors prior to the occurrence of such change in control, any options or portions of such options outstanding as of the date such change in control is determined to have occurred, that are not yet fully vested on such date, shall become immediately exercisable in full. The Board has determined not to accelerate the vesting of stock options that otherwise would result from this change in control.

                   DIRECTOR COMPENSATION

        Non-employee, non-salaried directors receive $250 per meeting they attend where official Board action is taken, including special meetings, annual meetings and telephonic meetings, plus out-of-pocket expenses associated with attending such meetings. In addition, Mr. Nelson received $3,613 for health insurance premiums and $2,701 for life insurance premiums paid by the Company for Mr. Nelson's benefit.
Employee, salaried directors receive no additional compensation beyond their salaries for attending any Board meetings.



SUBMITTED BY THE BOARD OF DIRECTORS

Ronald L. Bogh
Jerry K. Brown
Edward DeRaeve
Douglas C. Nelson
James V. Reimann